Exhibit 99.1

ZIM Reports Strong Results for the Second Quarter of 2026,
Benefiting from its Leading Transpacific Position, Agile
Commercial Approach and Efficient Cost Structure

Revenues Up +9% to $1.8bn, and Net Income Up +170% to $64m, y-o-y

Q2 EBITDA and Net Income, adjusted for costs related to the pending Hapag-Lloyd transaction, up +4% to $491m and +226% to $77m, y-o-y, respectively

Positive H1 Adjusted Net Income with significantly
stronger performance expected in H2

Generated $386m of Free Cash Flow in Q2

Full year 2026 guidance: Adjusted EBITDA between $2.0bn to $2.4bn and Adjusted EBIT of $700m to $1.1bn

Dividend to shareholders expected based on 2026 results

Pending transaction with Hapag-Lloyd remains subject to closing conditions, including regulatory approvals; the parties continue to perform their obligations under the merger agreement and engage with the relevant authorities to obtain such approvals

Haifa, Israel, August 19, 2026 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) announced today its consolidated results for the three and six months ended June 30, 2026.

ZIM’s strong second-quarter results demonstrated the resilience of its business. ZIM’s strategic presence in the Transpacific trade enabled the Company to capitalize on favorable market conditions, which together with ZIM’s modern, fuel-efficient and cost-effective fleet and agile commercial strategy, drove improved year-over-year profitability.

Second Quarter 2026 Highlights
•	Net income for the second quarter was $64m (compared to $24m in the second quarter of 2025), or diluted earnings per share of $0.53 (compared to $0.19 in the second quarter of 2025).
•	Adjusted net income for the second quarter was $77m (compared to $24m in the second quarter of 2025)
•	Adjusted EBITDA for the second quarter was $491m, a year-over-year increase of 4%.
•	Revenues for the second quarter were $1.78bn, a year-over-year increase of 9%.
•	Carried volume in the second quarter was 922 thousand TEUs, a year-over-year increase of 3%.
•	Average freight rate per TEU in the second quarter was $1,590, a year-over-year increase of 8%.
•	Free cash flow of $386m generated during the quarter.
•	Net leverage ratio of 1.6x as of June 30, 2026, compared to 1.7x net leverage ratio as of March 31, 2026 and 1.3x net leverage ratio as of December 31, 2025.
•	Net debt, comprised predominantly of lease liabilities minus total cash position, of $2.77bn as of June 30, 2026, compared to $2.93bn as of March 31, 2026, and $2.92bn as of December 31, 2025.
•	Net cash position (total cash position minus financial debt; i.e., excluding lease liabilities) of $2.46bn as of June 30, 2026.

Chen Lichtenstein, ZIM President & CEO, stated, “Since assuming my role in July, my focus has been clear: to capitalize fully on current market opportunities while deploying the Company’s resources with discipline and efficiency. We remain committed to preserving the agility that allows us to respond quickly to changing market conditions, strengthening our competitiveness, and creating sustainable value.”

Sami Jubran, Chief Financial Officer, added, “We delivered solid results in the second quarter and expect significantly stronger performance during the remainder of the year, as reflected in our guidance. This anticipated improvement would enable our Board of Directors to consider declaring a dividend to shareholders based on our third-quarter results.”

Summary of Key Financial and Operational Results
	Q2-26	Q2-25	H1-26	H1-25
Carried volume (K-TEUs)	922	895	1,788	1,839
Average freight rate ($/TEU)	1,590	1,479	1,455	1,632
Total Revenues ($ in millions)	1,781	1,636	3,177	3,642
Operating income (EBIT) ($ in millions)	144	149	126	613
Profit (loss) before income tax ($ in millions)	61	49	(38)	430
Net income (loss) ($ in millions)	64	24	(22)	320
Adjusted EBITDA ($ in millions)	491	472	804	1,251
Adjusted EBIT ($ in millions)	169	149	164	612
Adjusted net income ($ in millions)	77	24	4	318
Net income margin (%)	4	1	(1)	9
Adjusted EBITDA margin (%)	28	29	25	34
Adjusted EBIT margin (%)	10	9	5	17
Adjusted net income margin (%)	4	1	0	9
Diluted earnings per share ($)	0.53	0.19	(0.19)	2.64
Net cash generated from operating activities ($ in millions)	395	441	657	1,296
Free cash flow ($ in millions)	386	426	621	1,213
	JUN-30-26	DEC-31-25
Net debt ($ in millions)	2,773	2,925

Financial and Operating Results for the Second Quarter Ended June 30, 2026
Total revenues were $1.78 billion for the second quarter of 2026, compared to $1.64 billion for the second quarter of 2025, mainly driven by the increase in freight rates as well as carried volume.

ZIM carried 922 thousand TEUs in the second quarter of 2026, compared to 895 thousand TEUs in the second quarter of 2025. The average freight rate per TEU was $1,590 for the second quarter of 2026, compared to $1,479 for the second quarter of 2025.

Operating income (EBIT) for the second quarter of 2026 was $144 million, compared to $149 million for the second quarter of 2025.

Net income for the second quarter of 2026 was $64 million, compared to $24 million for the second quarter of 2025. Adjusted net income for the second quarter of 2026 was $77 million, compared to $24 million for the second quarter of 2025.

Adjusted EBITDA for the second quarter of 2026 was $491 million, compared to $472 million for the second quarter of 2025. Adjusted EBIT for the second quarter of 2026 was $169 million, compared to $149 million for the second quarter of 2025. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2026 were 28% and 10%, respectively. This compares to 29% and 9% for the second quarter of 2025, respectively.

Net cash generated from operating activities was $395 million for the second quarter of 2026, compared to $441 million for the second quarter of 2025.

Financial and Operating Results for the Six Months Ended June 30, 2026
Total revenues were $3.18 billion for the first half of 2026, compared to $3.64 billion for the first half of 2025, primarily driven by the decrease in freight rates as well as carried volume.

ZIM carried 1,788 thousand TEUs in the first half of 2026, compared to 1,839 thousand TEUs in the first half of 2025. The average freight rate per TEU was $1,455 for the first half of 2026, compared to $1,632 for the first half of 2025.

Operating income (EBIT) for the first half of 2026 was $126 million, compared to $613 million for the first half of 2025. The decrease in operating income for the first half of 2026 was primarily driven by the above-mentioned decrease in total revenues.

Net loss for the first half of 2026 was $22 million, compared to net income of $320 million for the first half of 2025, mainly driven by the above-mentioned decrease in total revenues, partially offset by the impact of income taxes. Adjusted net income for the first half of 2026 was $4 million, compared to $318 million for the first half of 2025.

Adjusted EBITDA for the first half of 2026 was $804 million, compared to $1.25 billion for the first half of 2025. Adjusted EBIT for the first half of 2026 was $164 million, compared to $612 million for the first half of 2025. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2026 were 25% and 5%, respectively. This compares to 34% and 17%, respectively, for the first half of 2025.

Net cash generated from operating activities for the first half of 2026 was $657 million, compared to $1.30 billion for the first half of 2025.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments), was $2.53 billion as of June 30, 2026, compared to $2.54 billion as of March 31, 2026 and $2.80 billion as of December 31, 2025.

Capital expenditures totaled $12 million and $43 million for the second quarter of 2026 and for the first half of 2026 respectively, compared to $24 million for the second quarter of 2025 and $102 million for the first half of 2025. Other cash flow items in the first half of 2026 include a dividend payment of $106 million and $781 million of debt service, mostly related to charter vessel and equipment lease liability repayments.

Net debt position as of June 30, 2026, was $2.77 billion compared to $2.93 billion as of March 31, 2026, and $2.92 billion as of December 31, 2025.

Net cash position (total cash minus financial debt) was $2.46 billion as of June 30, 2026, unchanged from March 31, 2026, compared with $2.72 billion as of December 31, 2025. ZIM’s net leverage ratio as of June 30, 2026, was 1.6x, compared to 1.7x net leverage ratio as of March 31, 2026 and 1.3x as of December 31, 2025.

Fleet Update
ZIM currently operates 115 containerships with a total capacity of 707 thousand TEUs, as well as 13 car carriers, compared to 123 containerships with total capacity of 767 thousand TEU and 14 car carriers as of our Q2 2025 earnings release (August 20, 2025).

In addition, the Company has 9 containerships scheduled for charter expiration during the remainder of 2026, representing an aggregate capacity of approximately 35 thousand TEU. In 2027, 13 containerships are scheduled for charter expiration, representing an aggregate capacity of approximately 28 thousand TEU. While this flexibility allows ZIM to actively manage its operated capacity, the company expects capacity to remain stable in 2026.

ZIM has entered into charter agreements for an aggregate of 40 vessels, or approximately 286 thousand TEU of capacity, the vast majority of which is newbuild capacity, including:
•	Four 8,000 TEU newbuild scrubber fitted vessels with charter durations of either 5 or 7.5 years and expected delivery between the second half of 2026 and the first half of 2027
•
Ten 11,500 TEU newbuild dual-fuel LNG vessels with charter duration of 12 years and expected delivery between 2027 and 2028. ZIM holds options to extend the charter duration or alternatively, to purchase these vessels

•	Two 12,000 TEU newbuild scrubber fitted vessels, scheduled for delivery during 2027, with charter periods of up to five years, with optional extensions included
•	Four 9,000 TEU secondhand vessels (build 2015-2016), with expected delivery between 2027-2028, with charter periods of five years with optional extensions included
•
20 newbuild vessels, some of which are scrubber fitted, with capacities ranging from 3,000 to 5,000 TEU, scheduled for delivery between 2027 and 2028. Charter periods for these vessels are of either 5 or 7.5 years, some of which also include optional extensions.

Volume Breakdown by Geographic Trade Zone (K TEU)*

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Pacific	426	354	817	738
Cross-Suez	66	76	132	161
Atlantic	118	129	233	270
Intra-Asia	212	199	409	392
Latin America	100	137	197	278
Total	922	895	1,788	1,839

* The table above may contain slight summation differences due to rounding.

Use of Non-IFRS Measures in the Company’s 2026 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2026 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2026 Guidance and Expected Dividend
In 2026, the Company expects to generate Adjusted EBITDA between $2.0 billion and $2.4 billion and Adjusted EBIT between $700 million and $1.1 billion.

Based on its current full year 2026 guidance, the Company expects to distribute dividends to shareholders on account of 2026 results in accordance with its existing dividend policy.

All future dividends are subject to the discretion of the Company’s Board of Directors, the restrictions provided by Israeli law and the applicable restrictions set forth in the merger agreement with Hapag-Lloyd.

Transaction with Hapag-Lloyd
On February 16, 2026, ZIM announced that it entered into a merger agreement with Hapag-Lloyd, under which Hapag-Lloyd will acquire ZIM for $35.00 per share in cash. The transaction was unanimously approved by ZIM’s Board of Directors and approved by shareholders at a special meeting held on April 30, 2026. The transaction remains subject to satisfaction of customary closing conditions, including approvals by various regulatory authorities among them the State of Israel pursuant to the requirements of the Special State Share (the “Golden Share”) and is targeted to close in the fourth quarter of 2026.

Until the closing of the transaction, Hapag-Lloyd and ZIM will remain separate independent companies and ZIM will continue to operate in the ordinary course.

Conference Call Details
In light of the pending transaction with Hapag-Lloyd, ZIM will not host a conference call in connection with its second quarter 2026 results.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, assumptions, and other important factors, may include statements regarding macroeconomic and geopolitical conditions, chartering agreements, anticipated capacity, and the timing thereof, statements relating to the timing and closing of the pending transaction with Hapag-Lloyd, the Company’s anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, risks and uncertainties relating to outcome of the pending transaction with Hapag-Lloyd, the current military conflict between Israel and the U.S. against Iran and some of its proxies, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies (including its impact on the Strait of Hormuz), the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freight rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2025 Annual Report filed with the SEC on March 9, 2026 and its Notice and Proxy Statement attached as Exhibit 99.1 to its Current Report filed with the SEC on March 19, 2026 in connection with the pending transaction with Hapag-Lloyd.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, as well as capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees).

Adjusted Net Income is a non-IFRS financial measure which we define as net income (loss) adjusted, as applicable, to exclude impairment of assets (or the reversal of which), capital gains (losses) beyond the ordinary course of business, expenses related to legal contingencies and acquisition related expenses (compensation costs and professional fees), all of which net of their respective income tax effect.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.

Net cash position is a non-IFRS financial measure which we define as the total cash position (which includes cash and cash equivalents, bank deposits and other investment instruments) minus financial debt (i.e., excluding lease liabilities).

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT, Adjusted EBITDA and Adjusted net income and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Yifat Ginzberg
ZIM Integrated Shipping Services Ltd.
+972-4-865-2249
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited) (U.S. dollars in millions)
	June 30		December 31
	2026	2025	2025

Assets
Vessels	5,372.6	5,825.0	5,801.7
Containers and handling equipment	1,078.0	1,058.0	1,102.1
Other tangible assets	137.1	109.1	137.8
Intangible assets	108.0	109.9	109.4
Investments in associates	31.1	33.3	28.6
Other investments	958.3	1,137.6	1,051.7
Other receivables	117.3	50.4	137.0
Deferred tax assets	9.0	7.7	9.2
Total non-current assets	7,811.4	8,331.0	8,377.5

Inventories	223.1	199.3	167.8
Trade and other receivables	992.7	794.6	676.0
Other investments	600.9	585.7	735.1
Cash and cash equivalents	1,037.1	1,187.1	1,051.7
Total current assets	2,853.8	2,766.7	2,630.6
Total assets	10,665.2	11,097.7	11,008.1

Equity
Share capital and reserves	2,041.4	2,046.4	2,051.4
Retained earnings	1,839.8	1,851.0	1,969.5
Equity attributable to owners of the Company	3,881.2	3,897.4	4,020.9
Non-controlling interests	3.4	4.3	4.7
Total equity	3,884.6	3,901.7	4,025.6

Liabilities
Lease liabilities	4,191.2	4,647.4	4,551.6
Loans and other liabilities	42.2	52.3	47.2
Employee benefits	78.4	60.9	63.4
Deferred tax liabilities	173.4	130.9	186.2
Total non-current liabilities	4,485.2	4,891.5	4,848.4

Trade and other payables	714.4	641.7	636.4
Provisions	117.2	93.6	118.4
Contract liabilities	384.6	353.7	239.9
Lease liabilities	1,041.1	1,167.6	1,096.5
Loans and other liabilities	38.1	47.9	42.9
Total current liabilities	2,295.4	2,304.5	2,134.1
Total liabilities	6,780.6	7,196.0	6,982.5
Total equity and liabilities	10,665.2	11,097.7	11,008.1

CONSOLIDATED INCOME STATEMENTS (Unaudited) (U.S. dollars in millions, except per share data)
	Six Months ended June 30		Three Months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025

Income from voyages and related services	3,177.2	3,642.3	1,780.7	1,635.7	6,904.2
Cost of voyages and related services:
Operating expenses and cost of services	(2,245.3)	(2,260.6)	(1,213.6)	(1,098.0)	(4,460.8)
Depreciation	(619.7)	(627.7)	(312.1)	(316.9)	(1,259.5)
Impairment reversal of assets					137.0
Gross profit	312.2	754.0	255.0	220.8	1,320.9

Other operating income	27.9	27.8	2.5	15.3	43.4
Other operating expenses	(0.9)	(0.2)	(0.8)	(0.2)	(1.5)
General and administrative expenses	(203.7)	(163.2)	(107.5)	(84.2)	(336.3)
Share of loss of associates	(9.5)	(4.9)	(4.9)	(2.5)	(10.5)

Results from operating activities	126.0	613.5	144.3	149.2	1,016.0

Finance income	56.4	69.7	24.1	29.7	133.1
Finance expenses	(219.9)	(253.4)	(107.7)	(129.6)	(490.6)

Net finance expenses	(163.5)	(183.7)	(83.6)	(99.9)	(357.5)

Profit (loss) before income taxes	(37.5)	429.8	60.7	49.3	658.5

Income taxes	15.3	(110.0)	3.4	(25.6)	(177.0)

Profit (loss) for the period	(22.2)	319.8	64.1	23.7	481.5

Attributable to:
Owners of the Company	(22.5)	318.1	63.5	22.8	479.2
Non-controlling interests	0.3	1.7	0.6	0.9	2.3
Profit (loss) for the period	(22.2)	319.8	64.1	23.7	481.5

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	(0.19)	2.64	0.53	0.19	3.98
Diluted earnings (loss) per 1 ordinary share	(0.19)	2.64	0.53	0.19	3.98

Weighted average number of shares for earnings per share calculation:
Basic	120,498,861	120,448,448	120,520,263	120,457,512	120,453,671
Diluted	120,498,861	120,511,122	120,658,073	120,508,193	120,515,854

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (U.S. dollars in millions)
	Six Months ended June 30		Three Months ended June 30		Year ended December 31
	2026	2025	2026	2025	2025

Cash flows from operating activities
Profit (loss) for the period	(22.2)	319.8	64.1	23.7	481.5

Adjustments for:
Depreciation and amortization	640.0	639.0	322.0	323.1	1,286.1
Impairment reversal					(137.0)
Net finance expenses	163.5	183.7	83.6	99.9	357.5
Share of losses and change in fair value of investees	(10.5)	0.1	4.9	(2.3)	5.6
Capital gains, net	(7.6)	(22.6)	(2.8)	(10.7)	(37.6)
Income taxes	(15.3)	110.0	(3.4)	25.6	177.0
Other non-cash items	0.4	2.1	0.2	1.7	(0.1)
	748.3	1,232.1	468.6	461.0	2,133.0

Change in inventories	(55.3)	12.9	(16.5)	18.2	44.4
Change in trade and other receivables	(304.4)	139.7	(266.6)	(42.1)	262.3
Change in trade and other payables, including contract liabilities	219.2	(154.3)	188.9	(28.1)	(267.1)
Change in provisions and employee benefits	10.3	11.4	2.7	10.0	35.6
	(130.2)	9.7	(91.5)	(42.0)	75.2

Dividends received from associates	1.2	1.0			1.9
Interest received	52.0	61.9	24.5	31.5	113.7
Income taxes paid	(14.0)	(8.7)	(7.0)	(9.2)	(24.3)

Net cash generated from operating activities	657.3	1,296.0	394.6	441.3	2,299.5

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets, and interest in investees	6.2	19.0	2.5	9.1	36.6
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(42.9)	(102.4)	(11.6)	(24.4)	(217.7)
Disposal of investment instruments, net	87.9	37.7	41.4	50.9	148.6
Loans granted to investees	(6.8)	(3.9)	(3.3)	(2.0)	(8.1)
Change in other receivables	15.6	15.3	7.8	7.9	(67.5)
Change in other investments (mainly deposits), net	158.5	133.8	76.3	99.7	(25.2)
Net cash generated from (used in) investing activities	218.5	99.5	113.1	141.2	(133.3)

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(564.0)	(810.0)	(282.7)	(349.6)	(1,439.6)
Dividend paid to owners of the Company	(106.1)	(471.0)		(471.0)	(515.6)
Dividend paid to non-controlling interests	(0.4)	(3.8)		(3.6)	(3.8)
Interest paid	(217.4)	(241.6)	(106.8)	(119.9)	(474.3)
Net cash used in financing activities	(887.9)	(1,526.4)	(389.5)	(944.1)	(2,433.3)

Net change in cash and cash equivalents	(12.1)	(130.9)	118.2	(361.6)	(267.1)
Cash and cash equivalents at beginning of the period	1,051.7	1,314.7	921.6	1,546.1	1,314.7
Effect of exchange rate fluctuation on cash held	(2.5)	3.3	(2.7)	2.6	4.1
Cash and cash equivalents at the end of the period	1,037.1	1,187.1	1,037.1	1,187.1	1,051.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT* (U.S. dollars in millions)
	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Net income (loss)	(22)	320	64	24
Financial expenses, net	164	184	84	100
Income taxes	(15)	110	(3)	26
Operating income (EBIT)	126	613	144	149
Capital loss (gain), beyond the ordinary course of business	(1)	(2)	0	0
Acquisition related costs	39	0	25	0
Adjusted EBIT	164	612	169	149
Adjusted EBIT margin	5%	17%	10%	9%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA* (U.S. dollars in millions)
	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Net income (loss)	(22)	320	64	24
Financial expenses, net	164	184	84	100
Income taxes	(15)	110	(3)	26
Depreciation and amortization	640	639	322	323
EBITDA	766	1,253	466	472
Capital loss (gain), beyond the ordinary course of business	(1)	(2)	0	0
Acquisition related costs	39		25
Adjusted EBITDA	804	1,251	491	472
Adjusted EBITDA margin	25%	34%	28%	29%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME* (U.S. dollars in millions)
	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Net income (loss)	(22)	320	64	24
Capital loss (gain), beyond the ordinary course of business (net of tax)	(1)	(2)	0	0
Acquisition related costs (net of tax)	27	0	13	0
Adjusted net income (loss)	4	318	77	24
Net income (loss) margin	(1)%	9%	4%	1%
Adjusted net income (loss) margin	0%	9%	4%	1%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW* (U.S. dollars in millions)
	Six months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Net cash generated from operating activities	657	1,296	395	441
Capital expenditures, net	(36)	(83)	(9)	(15)
Free cash flow	621	1,213	386	426

* The table above may contain slight summation differences due to rounding.